EXCELLENCE

[redacted]

08005784

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. OS.306/2008

November 4, 2008

SUPPL

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

PROCESSED
NOV 1 4 2008
THOMSON REUTERS

Processing
Section
NOV 04 2008
Washington, DC
111

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Nov 4, 08

dlw 11/12

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt, Ph.D.
Executive Vice President

Ref. No TS 039/2008

November 3, 2008

To President
The Stock Exchange of Thailand

Subject: The Sale of Common Shares in Sun Valley Company Limited

KASIKORNBANK PCL ("the Bank") would like to inform the Stock Exchange of Thailand regarding the sale of common shares in Sun Valley Company Limited ("the Company"), the details of the transaction as follows:

Transaction date:	November 3, 2008
Relevant party:	Seller – KASIKORNBANK PCL. Buyer – Bangkok Golden Life Company Limited
Type of asset:	Common shares in Sun Valley Company Limited in the amount of 100,000 shares, corresponding to 10.00% of paid up share capital.
Type of transaction:	The Bank sold the common shares of the Company.
Number of shares held before transaction:	100,000 shares or 10.00% of total paid-up capital.
Number of shares held after transaction:	0 share or 0.0% of total paid-up capital.
Objective of the transaction:	To comply with the Bank investment policy of reducing investment in non-core businesses.
Type of business:	Property

Piengchai Pookakupt, Ph.D.
Executive Vice President

Financial status and financial statement:

unit: Baht

As of	31/12/2007	31/12/2006	31/12/2005	31/12/2004
Asset	3,498,630,288	3,500,095,054	3,500,829,745	3,501,438,172
Liabilities	6,823,745,773	6,549,484,459	4,774,950,585	4,769,069,664
Paid-up Capital	100,000,000	100,000,000	100,000,000	100,000,000
Retained Earnings (Loss)	(3,425,115,486)	(3,149,389,404)	(1,374,120,841)	(1,367,631,492)
Equity	(3,325,115,486)	(3,049,389,404)	(1,274,120,841)	(1,267,631,492)
Book Value	(3,325.12)	(3,049.39)	(1,274.12)	(1,267.63)
Total Revenue	24,787,781	24,609,288	20,654,608	24,670,562
Net Profit	(275,726,081)	(337,846,879)	(6,489,349)	(4,045,400)
EPS	(275.73)	(337.85)	(6.49)	(4.05)

Transaction value: 200,000.00 Baht.

Connected transaction: The transaction was not classified as connected transaction under the SET regulation.

Please be informed accordingly.

Yours sincerely,

P. Pookakupt

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. OS.305/2008

November 3, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SEC Mail Processing
Section

NOV 04 2008

Washington, DC
111

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Nov 3, 08

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt, Ph.D.
Executive Vice President

Ref. No TS 038/2008

October 31, 2008

To President
The Stock Exchange of Thailand

Subject: The Sale of Common Shares in Palang Thai Kaowna Company Limited

KASIKORNBANK PCL ("the Bank") would like to inform the Stock Exchange of Thailand regarding the sale of common shares in Palang Thai Kaowna Company Limited ("the Company"), the details of the transaction as follows:

Transaction date:	October 31, 2008
Relevant party:	Seller – KASIKORNBANK PCL. Buyer – Italian-Thai Development PCL.
Type of asset:	Common shares in Palang Thai Kaowna Company Limited in the amount of 1,538 shares, corresponding to 15.38% of paid up share capital.
Type of transaction:	The Bank sold the common shares of the Company.
Number of shares held before transaction:	1,538 shares or 15.38% of total paid-up capital.
Number of shares held after transaction:	0 share or 0.0% of total paid-up capital.
Objective of the transaction:	To comply with the Bank investment policy of reducing investment in non-core businesses.

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt, Ph.D.
Executive Vice President

Type of business: Power plant

Financial status and financial statement: unit: Baht

As of	31/12/2006	31/12/2005	31/12/2004	31/12/2003
Asset	39,530,593	39,664,647	157,018,936	157,157,154
Liabilities	456,126,916	456,153,976	750,508,976	750,544,703
Paid-up Capital	1,000,000	1,000,000	1,000,000	1,000,000
Retained Earnings (Loss)	(417,596,323)	(417,489,329)	(594,490,040)	(594,387,549)
Equity	(416,596,323)	(416,489,329)	(593,490,040)	(593,387,549)
Book Value	(41,659.63)	(41,648.93)	(59,349.00)	(59,338.75)
Total Revenue	0	267,192,907	0	0
Net Profit	(106,994)	177,000,711	(102,491)	(11,139,215)
EPS	(10.70)	17,700.07	(10.25)	(1,113.92)

Transaction value: 153,800.00 Baht.

Connected transaction: The transaction was not classified as connected transaction under the SET regulation.

Please be informed accordingly.

Yours sincerely,

P. Pookakupt

END